MAG Silver Corp.
May 15, 2008
For Immediate Release
N/R #08-11

MAG SILVER REPORTS FIRST QUARTER FINANCIAL RESULTS

Vancouver, B.C…MAG Silver Corp. (TSX:MAG; AMEX:MVG) (“MAG”) announces the Company’s unaudited financial results for the three month period ended March 31, 2008.  For complete details of the First Quarter Interim Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov/edgar/searchedgar/webusers.htm).

The Company’s cash position at March 31, 2008 was approximately $69.8 million.  All amounts herein are reported in Canadian dollars unless otherwise specified.  The Company’s cash is all invested with the Royal Bank of Canada in guaranteed investment certificates or in a current account.  None of the Company’s cash has been invested in asset backed commercial paper.

The Company holds 44% of Minera Juanicipio S.A. DE C.V. (“Minera Juanicipio”) which in turn holds and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The Company is a party to a Shareholders Agreement with Peñoles SA DE C.V. (“Peñoles”) which holds the other 56% of Minera Juanicipio through Fresnillo plc, a U.K. domiciled subsidiary company listed May 9, 2008 by way of an IPO on the London Stock Exchange.  Post listing it is expected that Peñoles will retain approximately a 77.3% interest in Fresnillo plc.  As part of a pre-listing reorganization Peñoles sold its precious metals interests, including its 56% holding in Minera Juanicipio, to Fresnillo plc.  The Shareholders Agreement governs the operation of Minera Juanicipio and certain corporate matters, including governance and the obligation of the shareholders to provide funds to Minera Juanicipio.  During the first three months, the Company has incurred costs of $474,952 for its 44% share of exploration on the Juanicipio property.

Accounts receivable at March 31, 2008 totalled $1,091,483 while accounts payable amounted to $1,783,026.  Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in Mexico.  Accounts payable were due mostly for drilling and geophysical work conducted on the Company’s Mexican projects other than the Juanicipio property.  The Company spent $2,594,765 on the exploration of these projects during the period as compared to $1,091,994 for the same period in 2007.

The Company’s loss for the three months ended March 31, 2008 amounted to $2.8 million or $0.06 per share as compared to $2.3 million or $0.06 per share for the same period last year.  The loss for the three months ended March 31, 2008 includes $1.4 million as a non-cash charge for Stock Based Compensation ($1.7 million for the same period in 2007).  During the three month period the Company also wrote off mineral property acquisition costs and deferred exploration costs related to the Sello and El Oro properties in the amount of $1,169,411 (Nil for the same period in 2007).  General overhead and administration costs for the period amounted to $832,595 ($638,863 for the same period in 2007) before interest income earned on cash deposits of $659,169 ($116,555 for the same period in 2007).

In January 2008 the shareholder’s rights plan, which was adopted by its directors and announced in August 2007, was approved by the Company’s shareholders at a special meeting.  In February and May 2008 the Company announced intersects of high grade silver, lead and zinc at its Cinco De Mayo property.  The highlight from the program of widely spaced holes was Hole 07-20 which intersected 6.8 metres (estimated true thickness) of galena and sphalerite-rich massive sulphides grading 254 g/t silver, 6.4% lead and 7.0% zinc.  Drilling continues at Cinco De Mayo.  In April 2008 the Company announced assay results on the Juanicipio Property from Holes 17P and 18P on the Juanicipio Vein.  Hole 18P intersected 4,100 g/t silver over 0.60 metres, with 1.47 g/t gold, 2.02% lead and 4.07% zinc.  Hole 17P intersected 130 g/t silver over 0.60 metres, with 0.34 g/t gold, 0.06% lead and 0.08% zinc.  Drilling continues at Juanicipio.  In May 2008 the Company intersected 61.2 metres grading 20.5 g/t silver, 0.66% lead and 0.84% zinc at its Batopilas property, where drilling is finishing for the year in advance of annual rains.

During the three month period all outstanding warrants (1.137 million) from a private placement closed in February 2007 were exercised for gross proceeds of $11.37 million.  Subsequent to March 31, 2008 the Company issued a further 599,900 common shares on the exercise of stock options for proceeds of $462,016.

About MAG Silver Corp. ( www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada and trades on the Toronto Stock Exchange (TSX) under the symbol MAG and on the American Stock Exchange (AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Frank Hallam"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.